Exhibit 21.1

Subsidiaries

Name of Entity	State of Incorporation/Organization
FiberTower Network Services Corp	Delaware
FiberTower Solutions Corporation	Delaware
FiberTower Broadband Corp.	Delaware
FiberTower Licensing Corp.	Delaware
FiberTower Spectrum Holdings LLC	Delaware
Teligent Services Acquisition, Inc.	Delaware